(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 10-Q ☐ Form 10-QSB ☐ Form 11-K ☐ Form N-SAR ☐ Form 20-F	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Comisson File Nimber: 0-21333

For Period Ended: September 30, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

RMH Teleservices, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

15 Campus Boulevard

Address of Principal Executive Office (Street and Number)

Newtown Square, PA 19073

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

As announced on November 18, 2002, the Registrant is restating its financial results for fiscal years 2000, 2001 and the first three quarters of fiscal 2002. This restatement resulted in the need for its recently appointed independent auditor to perform a new audit of the Registrant’s fiscal 2000 and 2001 results. The Registrant replaced its former auditor, Arthur Andersen LLP, in the third quarter of fiscal 2002 with Deloitte & Touche LLP. Due to the inaccessibility of the former auditor’s working papers and the time necessary to complete the re-audit, the Registrant is unable to file its Annual Report on Form 10-K in a timely fashion without unreasonable effort or expense.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Scot Brunke	(610)	325-3100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐ Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RMH Teleservices, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 30, 2002	By:	/s/ Scot Brunke
		Name:	J. Scot Brunke
		Title:	Chief Financial Officer

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